Exhibit 99.1

VIA optronics AG Announces Plans for a New Production Site in the Philippines

Expansion to support growth strategy with an alternative, cost efficient production location

Nuremberg, Germany: June 2, 2022 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced plans for a new production site in the Philippines.

In September 2021, the Company incorporated VIA optronics (Philippines), Inc., for the design and development of camera solutions. In order to circumvent the supply chain challenges posed by trade issues and lockdowns in China, VIA is now planning to use its entity in the Philippines to build a new, more cost-effective production site in Asia that is expected to produce all current VIA products. The new site will focus on international markets whereas the existing Chinese production site in Suzhou will remain focused on the local business in China.

Jürgen Eichner, Chief Executive Officer and Founder of VIA optronics AG, commented, “We are looking forward to expanding our production capabilities and capacity in Asia and expect that the anticipated operational efficiencies created by the production site in the Philippines will help increase margin while mitigating the impacts of geopolitical pressures and restrictions in China. We are in the final stages of approval for the new production facility for a dedicated customer and expect the site to be completed by the end of 2022. This project exemplifies the significant growth in demand for our solutions and allows us to both diversify our production base and improve cost efficiency.”

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website,

https://investors.via-optronics.com/investors/financials-and-filings/sec-filings/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.”

These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Investor Relations for VIA optronics:
Lisa Fortuna
Sam Cohen
Alpha IR Group

VIAO@alpha-ir.com

Phone: +1 312-445-2870

Media:
Alexandra Müller-Plötz
AMueller-Ploetz@via-optronics.com
+49-911-597 575-302